Report of Independent Registered Public Accounting
Firm



The Board of Trustees and Shareholders
BNY Mellon Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Large Cap Stock
Fund, BNY Mellon Income Stock Fund, BNY Mellon Mid
Cap Multi-Strategy Fund, BNY Mellon Small Cap Multi-
Strategy Fund, BNY Mellon International Fund, BNY
Mellon Emerging Markets Fund, BNY Mellon Asset
Allocation Fund, BNY Mellon International Appreciation
Fund, BNY Mellon Focused Equity Opportunities Fund,
BNY Mellon Small/Mid Cap Multi-Strategy Fund, BNY
Mellon Large Cap Market Opportunities Fund, BNY
Mellon Tax-Sensitive Large Cap Multi-Strategy Fund,
BNY Mellon International Equity Income Fund, BNY
Mellon Bond Fund, BNY Mellon Intermediate Bond Fund,
BNY Mellon Short-Term U.S. Government Securities
Fund, BNY Mellon Corporate Bond Fund, BNY Mellon
National Intermediate Municipal Bond Fund, BNY Mellon
National Short-Term Municipal Bond Fund, BNY Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY
Mellon Massachusetts Intermediate Municipal Bond Fund,
BNY Mellon New York Intermediate Tax-Exempt Bond
Fund, BNY Mellon Municipal Opportunities Fund, BNY
Mellon National Municipal Money Market Fund and BNY
Mellon Government Money Market Fund (collectively the "Funds"), each a series of BNY Mellon Funds Trust, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2017, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2017, and with respect to agreement of security purchases and sales, for the period from February 28, 2017
(the date of the Funds' last examination), through August
31, 2017:

1.	Count and inspection of all securities located in the vault of
The Bank of New York Mellon (the "Custodian") in Jersey
City, NJ.

2.	Confirmation of all securities held, hypothecated, pledged,
placed in escrow or out for transfer with brokers, pledgees, or transfer agents, if any;

3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds' securities per the books and
records of the Funds to those of the Custodian;

5.	Confirmation of all repurchase agreements, if any, with
brokers/banks and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral, if any, with Custodian records;

6.	Agreement of pending purchase and sale activity for the
Funds as of August 31, 2017, if any, to documentation of corresponding subsequent bank statements;


7.	Agreement of five security purchases and five security
sales or maturities, or all purchases, sales or maturities, if fewer than five occurred since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report ("SOC 1 Report") for the period July 1, 2016 to
June 30, 2017 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.


In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2017, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.


This report is intended solely for the information and use of management and the Board of Trustees of BNY Mellon
Funds Trust, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

			/s/ KPMG LLP

New York, New York
June 26, 2018



	June 26, 2018
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of BNY Mellon Large Cap
Stock Fund, BNY Mellon Income Stock Fund, BNY Mellon Mid
Cap Multi-Strategy Fund, BNY Mellon Small Cap Multi-
Strategy Fund, BNY Mellon International Fund, BNY Mellon Emerging Markets Fund, BNY Mellon Asset Allocation Fund,
BNY Mellon International Appreciation Fund, BNY Mellon
Focused Equity Opportunities Fund, BNY Mellon Small/Mid
Cap Multi-Strategy Fund, BNY Mellon Large Cap Market Opportunities Fund, BNY Mellon Tax-Sensitive Large Cap Multi-Strategy Fund, BNY Mellon International Equity Income Fund, BNY Mellon Bond Fund, BNY Mellon Intermediate Bond
Fund, BNY Mellon Short-Term U.S. Government Securities
Fund, BNY Mellon Corporate Bond Fund, BNY Mellon
National Intermediate Municipal Bond Fund, BNY Mellon
National Short-Term Municipal Bond Fund, BNY Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY Mellon Massachusetts Intermediate Municipal Bond Fund, BNY Mellon
New York Intermediate Tax-Exempt Bond Fund, BNY Mellon Municipal Opportunities Fund, BNY Mellon National Municipal Money Market Fund and BNY Mellon Government Money
Market Fund (collectively the "Funds"), each a series of BNY Mellon Funds Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies" of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2017 and from February 28, 2017 (the date of the Funds' last examination) through August 31, 2017.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2017, and from February 28, 2017 through August 31, 2017, with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Funds Trust


Jim Windels
Treasurer